Mail Stop 4561
									August 9, 2005

Mr. Don Sproat
Chief Executive Officer and Chief Financial Officer
Taylor Madison Corp.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

      Re:	Taylor Madison Corp.
		Form 10-KSB for the year ended June 30, 2004
		Filed October 19, 2004
      File No. 001-15034

Dear Mr. Sproat:

      We have reviewed your response letter dated July 7, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









General

1. We note your responses to our comments and await your filing of Form 10-K for the year ended June 30, 2004 which incorporates the proposed revisions.
Item 7 Financial Statements, page 13

2. We note your response to comment 3. In addition to presenting three full fiscal years of financial statements, you must also present Consolidated Statements of Operations, Stockholders` Equity and Cash Flows for the six month transition period ended June 30, 2003 as well as prior year data for the comparable period. You must also present a Consolidated Balance Sheet as of June 30, 2004 and either June 30, 2003 (the end of the transition period) or December
31, 2002 (the end of the last full fiscal year).

Note 1 - Nature of Operations and Discontinued Operations, page 17

3. Please expand your disclosure related to the Victory agreement to include the termination date, the material circumstances surrounding the termination, any material early termination penalties incurred or any outstanding obligations related to the agreement. Please also file any material contracts associated with the execution or termination of the Victory agreement as Exhibit 10 pursuant to Item
601(a)(4) of Regulation S-K.

Note 2 - Significant Accounting Policies
Revenue Recognition, page 19

4. We note from your responses to comments 6 and 7 that the
$200,000
advance from Victory International LLC represents a licensing fee and therefore was recognized ratably over the life of the contract. Please advise us of the term of the Victory sub-licensing agreement, as it appears that 50% of the licensing fee was recognized in the period ending June 30, 2003. We may have further comment.

5. We note that you recognized a total of $250,000 in licensing fees from Victory ($100,000 for the six months ended June 30, 2003 and $150,000 for the year ended June 30, 2004). However, you disclose that the non-refundable licensing fee advanced from Victory was only
$200,000. Please advise us of and disclose in your amendment your basis in GAAP for recognizing an additional $50,000 of licensing revenue.

6. We note from your response to comment 7 that revenues pursuant to the royalty agreement negotiated with Victory never came to fruition.
However, it appears that you recognized $25,867 net royalty revenues from the Victory sub-licensing agreement in the year ended June 30,
2004. Please clarify this discrepancy and revise your financial statements and related disclosures as necessary.

Note 4 - Related Party Transactions, page 21

7. Please clarify whether the agreed upon consideration of
2,500,000
shares of convertible preferred stock or $500,000 cash is related to the Cara Mia licensing agreement or the purchase option. If it is related to the licensing agreement, advise us of any remaining liability to Omniscent and why no accrual has been made in your financial statements as of June 30, 2004.

8. We note from Exhibit 10.2 filed with the Company`s 2003 10-K that a guaranteed minimum net sales amount was established in connection with the Omniscent agreement. However, you disclose that no revenues were earned. Advise us of, and disclose in your amendment, the impact of this condition of the agreement, as well as how you have accounted for it in your financial statements.

Note 6 - Stock Option Plan, page 22

9. We note your proposed revisions to Note 6. Please also include the weighted-average grant-date fair value of options granted during the year in accordance with paragraph 47(b) of SFAS 123 and revise your table for the six months ended June 30, 2002 and 2001 to present pro forma net income (loss) and pro forma earnings (loss) per share.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or
Kristi
Beshears at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Mr. Don Sproat
Taylor Madison Corp.
August 9, 2005
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